
May 7, 2013

Via E-mail
Robert A. Hagemann
Chief Financial Officer
Quest Diagnostics Incorporated
3 Giralda Farms
Madison, New Jersey 07940

>   **Re: Quest Diagnostics Incorporated**
>   **Form 10-K for Fiscal Year Ended December 31, 2012**
>   **Filed February 27, 2013**
>   **File No. 001-12215**

Dear Mr. Hagemann:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                            Sincerely,

                                            /s/ Melissa N. Rocha for

                                            Tia L. Jenkins
                                            Senior Assistant Chief Accountant
                                            Office of Beverages, Apparel and Mining